Filed by Cambridge Holdco Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Cambridge Capital Acquisition Corporation

Commission File No. for the Related Registration Statement: 001-36229

The following Investor Presentation, Transcript of Investor Video Presentation and Story Board of Video Presentation will be used in connection with presentations for certain of Cambridge Capital Acquisition Corporation (“Cambridge”) stockholders, as well as other persons who might be interested in purchasing Cambridge’s securities, in connection with the proposed transaction with Ability Computer & Software Industries Ltd., as described in Cambridge’s preliminary proxy statement and Cambridge Holdco Corp.’s registration statement on Form S-4 filed on September 18, 2015.

IBIS Airborne

	Narration	On screen text	Graphic input
1.	In your battle against terror, drug trafficking, weapon smuggling, or criminal activities	Terror attacks Drug Trafficking Weapon smuggling Cartel activities
2.	There are often long borders to cover;	Long borders	Map with border
3.	Multiple sensitive locations;	Sensitive locations	Multiple hotspots on the map
4.	And a constant shortage of manpower and time		Ticking clock
5.	That’s why Ability has teamed with Diamond Airborne Sensing making the company’s advanced cellular interception platform IBIS airborne.
6.	Now, you can quickly launch IBIS Airborne to the trouble spot saving valuable time while effectively covering greater distances.		Show red alert on control room monitor, and the plane flying
7.	The airborne platform operates independently to provides the utmost flexibility	Independent Operation.
8.	With IBIS, you can Identify your targets, discover their associates and intercept their communication in real-time.	Identify targets discover Intercept communication	Zoom in on a “person” with cell phone and ID the other side of the line
9.	The GSM tracking system provides accurate real-time location of your target;	Accurate location
10.	IBIS operates transparently enabling your team will remain invisible while gathering critical data.	Fully Transparent
11.	Restricted for Law Enforcement Agencies, Prison Authorities, Counter Terror Organizations and Authorized Governmental Agencies, IBIS is a powerful tool.	A powerful tool
12.	IBIS Airborne – Taking Cellular Interception to a Higher Level.